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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                     of the Securities Exchange Act of 1934

For the quarterly period ended JUNE 29, 2004   Commission File Number:  1-15226


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                               ENCANA CORPORATION
                 (Translation of registrant's name into English)

                            1800, 855 - 2nd Street SW
                        Calgary, Alberta, Canada T2P 2S5
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 29, 2004


                                        ENCANA CORPORATION
                                            (Registrant)


                                  By:   /s/   Linda H. Mackid
                                        ----------------------------------------
                                        Name:      Linda H. Mackid
                                        Title:     Assistant Corporate Secretary





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                             Form 6-K Exhibit Index


Exhibit No.
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                  THE FOLLOWING DOCUMENTS HAVE BEEN FILED WITH CANADIAN
                  SECURITIES COMMISSIONS AND WITH EACH OF THE TORONTO STOCK EXCHANGE (VIA SEDAR) AND THE NEW YORK STOCK EXCHANGE (VIA EDGAR):

        1. Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2004.

        2. Management's Discussion and Analysis for the period ended June 30, 2004.

                  IN ADDITION, WE ATTACH, AMONG OTHER DOCUMENTS, THE COMFORT LETTER OF OUR AUDITORS, PRICEWATERHOUSECOOPERS LLP, IN RELATION TO THE AFORESAID DOCUMENTS AND THE CONSOLIDATED FINANCIAL RATIOS, WHICH WERE FILED WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2004. THESE DOCUMENTS HAVE BEEN FILED WITH THE VARIOUS CANADIAN SECURITIES COMMISSIONS.

        3. Covering letter dated July 28, 2004 regarding Financial Ratios and the Auditor Comfort Letter.

        4.        Comfort Letter, dated July 28 2004, of PricewaterhouseCoopers
                  LLP.

        5. Supplemental Financial Information (Unaudited) Exhibit to June 30, 2004 Consolidated Financial Statements "CONSOLIDATED FINANCIAL RATIOS - MEDIUM TERM NOTES & DEBT SECURITIES".

        6. Certificate, dated July 28, 2004, of Gwyn Morgan, President & Chief Executive Officer, regarding the "CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD" pursuant to Form 52-109FT2.

        7. Certificate, dated July 28, 2004, of John D. Watson, Executive Vice-President & Chief Financial Officer, regarding the "CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD" pursuant to Form 52-109FT2.